EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Nine Months Ended
September 30, 2010
(Dollars in millions)

Determination of Earnings:
Income before taxes	$1,906
Add (Deduct):
Amortization of capitalized interest	16
Fixed charges	355
Equity income, net of distributions	(16)

Total earnings, as defined	$2,261

Fixed Charges:
Rents(a)	$61
Interest and other financial charges	294

355
Capitalized interest	13

Total fixed charges	$368

Ratio of Earnings to Fixed Charges	6.14

(a) Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.